SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of December, 2011

Commission File Number: 001-14270

NORTEL INVERSORA S.A.

(Translation of registrant’s name into English)

Alicia Moreau de Justo 50

Piso 11

C1107AAB-Buenos Aires

Argentina

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☒            Form 40-F  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes  ☐            No  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes  ☐             No  ☒

NORTEL INVERSORA S.A.

Item
1.	English translation of letter dated December 16, 2011 to the Argentine Comisión Nacional de Valores ((Argentine National Securities Commission)	3
2.	English translation of letter dated December 13, 2011 to the Buenos Aires Stock Exchange	4

NORTEL INVERSORA S.A.

Buenos Aires, December 16, 2011.

Comisión Nacional de Valores

(Argentine National Securities Commission)

Dear Sirs,

I am writing you as Attorney-in-fact of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that at the its meeting held on December 16, 2011, the Board of Directors of Nortel accepted the resignation of Magdalena Herrera Poitevin as alternate. In accordance with the terms of the second paragraph of article 258 of the Companies Act, the Supervisory Committee has named María Paola Martinuzzi as alternate director, who has accepted such appointment.

Sincerely

Maria Blanco Salgado

Attorney-in-fact

NORTEL INVERSORA S.A.

Buenos Aires, December 14, 2011.

Buenos Aires Stock Exchange

Dear Sirs,

I am writing you as Chairman of the Board of Directors of Nortel Inversora S.A. (“Nortel” or the “Company”) to inform you that on December 13, 2011, Magdalena María Herrera Poitevin resigned from her position as alternate director of the Nortel’s board due to personal reasons.

The Board will consider such resignation at its meeting to be held on Friday December 16, 2011.

Sincerely

Franco Livini

Chairman of the Board of Directors

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Nortel Inversora S.A.

Date: December 19, 2011	By:	/s/ Jorge Alberto Firpo
		Name:	Jorge Alberto Firpo
		Title:	General Manager

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